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SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 14D-9
(RULE 14d-101)

SOLICITATION/RECOMMENDATION STATEMENT UNDER SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

CoorsTek, Inc.
(Name of Subject Company)

CoorsTek, Inc.
(Name of Person(s) Filing Statement)

Common Stock, $0.01 par value per share
(Title of Class of Securities)

217020106
(CUSIP Number of Class of Securities)

Joseph G. Warren, Jr.
Chief Financial Officer, Treasurer and Secretary
CoorsTek, Inc.
16000 Table Mountain Parkway
Golden, Colorado 80403
(303) 277-4000
(Name, Address and Telephone Number of Person Authorized to Receive
Notice and Communications On Behalf of the Person(s) Filing Statement)

WITH A COPY TO:

Whitney Holmes, Esq.
Hogan & Hartson L.L.P.
One Tabor Center, Suite 1500
1200 Seventeenth Street
Denver, Colorado 80202
(303) 899-7300

☒
Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

COORSTEK EVALUATION COMMITTEE REPORTS BUYOUT PROPOSAL FINANCIALLY INADEQUATE

        GOLDEN, Colorado, November 25, 2002—The Board of Directors of CoorsTek, Inc. (Nasdaq: CRTK), has established an Evaluation Committee, consisting of the six independent Board members, to evaluate the proposal from the Coors family and related trusts to acquire for $21 per share all of the outstanding shares of CoorsTek common stock not held by them. After careful consideration of the terms described in the November 11, 2002 letter from the Coors family and related trusts, the Evaluation Committee announced today that it has rejected the proposal and has determined the terms of the offer to be financially inadequate.

        In making its determination, the Evaluation Committee considered a number of factors, including:

  •
  the opinion of Banc of America Securities LLC, the Evaluation Committee's independent financial advisor, which is based on considerations described in its written opinion, that the proposed $21 per share offer price would be inadequate, from a financial point of view, to CoorsTek stockholders other than the Coors family and related trusts;

  •
  the Evaluation Committee's belief that the proposed $21 offer price significantly undervalues CoorsTek's inherent long-term value; and

  •
  the Evaluation Committee's commitment to protecting the best interests of all CoorsTek stockholders.

Notice for CoorsTek Stockholders and Interested Parties

        If the Coors family and related family trusts proceed with an offer, CoorsTek will be required to file a solicitation/recommendation statement with the Securities and Exchange Commission (the "SEC") in response to the offer. Investors and security holders are advised to read the solicitation/recommendation statement when and if it becomes available, because this document will contain important information. Investors and security holders may obtain a free copy of the solicitation/recommendation statement (when and if available) and other documents filed by CoorsTek with the SEC at the SEC's web site at www.sec.gov. The solicitation/ recommendation statement and the other documents filed by CoorsTek may also be obtained free of charge from CoorsTek by directing a request to CoorsTek, Inc., 16000 Table Mountain Parkway, Golden, Colorado 80403, telephone (303) 277-4000, Attention: Investor Relations.

About CoorsTek

        CoorsTek designs and manufactures components, integrated assemblies, and automated systems for the semiconductor capital equipment market and other high technology applications. Using technical ceramics, precision-machined metals, high performance plastics and ultra-pure fused quartz, CoorsTek's engineered solutions enable its customers' products to overcome technological barriers and improve performance. For additional information on CoorsTek, visit CoorsTek's website at www.coorstek.com.

Contact: CoorsTek, Inc.
Terry Terens, 303/271-7005

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COORSTEK EVALUATION COMMITTEE REPORTS BUYOUT PROPOSAL FINANCIALLY INADEQUATE